Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 30, 2008

January 7, 2009

The following information should be read in conjunction with the Company’s February 29, 2008 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 18 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in two main business functions:

  the development, production, marketing and distribution of the Company’s branded beverages and the distribution of other licensed brands; and

  the operation of a bottling plant in Edmonton, Alberta.

The Company’s distribution division markets and sells the Company’s branded beverage products and other food and beverage products licensed to the Company. Its principal product lines include juices, energy drinks, and waters. The bottling plant provides bottling services for the Company’s own products and for other external customers. The Company also uses the services of third party bottlers as required to meet its objectives.

Overall Performance

The notable changes and events during the three months ended November 30, 2008 included:

  The Company improved its margin percentage from 26.6% in the quarter ended November 30, 2007 to 31.1% in the quarter ended November 30, 2008;

  The Company reduced its sales, general and administration costs by 40.4% over the same period of the prior year.

  The Company sold its spring water site, recognizing a gain of $264,163 on the sale.

  The Company terminated a warehouse lease recording a non-recurring loss on settlement of $267,697.

For the three months ended November 30, 2008, the Company reported gross sales of $6,226,396 and a net loss of $465,239 as compared to gross sales of $8,561,725 and a net loss of $1,642,819 in the corresponding quarter of the prior year. The reduced loss in 2008 as compared to the corresponding period in 2007 was primarily the result of reduced selling, general and administration expenses.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2008 and are available in the February 29, 2008 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in Note 10 and Note 11 of the quarterly financial statements.

Results of Operations

Sales

	Quarter ended	Quarter ended
Sales	November 30, 2008	November 30, 2007	Change
Bottling plant	$2,626,064	$2,658,219	$(32,155)
Distribution and
other	3,600,332	5,903,506	(2,303,174)
Total gross sales	6,226,396	8,561,725	(2,335,329)
Discounts, rebates
and slotting fees	(833,966)	(1,113,951)	279,985
Net sales	$5,392,430	$7,447,774	$(2,055,344)

Gross sales for the quarter ended November 30, 2008 were $6,226,396 compared to $8,561,725 for the same quarter of the previous year, representing a decrease of 27.3% . The decrease of $2,335,329 in gross sales for the three months ended November 30, 2008 was the net result of the following:

  increased revenues, before the U.S. dollar exchange impact, of $343,633 from bottling operations;
  increased sales of food products of $67,199; offset by,
  lower sales of the Company’s own branded beverage products of $1,088,239;
  lower sales of licensed brands in the amount of $576,086 mostly due to the termination of a water distribution agreement;
  lower reported sales from the effects of U. S. dollar exchange rates of $1,081,836.

Discounts, rebates and slotting fees for the quarter ended November 30, 2008 decreased $279,985, as a result of lower discounts for the Company’s beverage brands, before the U. S. dollar exchange impact, in the amount of $94,939, lower discounts for beverage products licensed to the Company in the amount of $23,296, lower discounts for food products of $14,578, lower volume rebates in the amount of $24,287, and lower reported discounts from the effects of U. S. dollar exchange rates of $122,885.

	Nine months ended	Nine months ended
Sales	November 30, 2008	November 30, 2007	Change
Bottling plants	$10,135,759	$8,109,997	$2,025,762
Distribution and
other	14,710,917	19,332,896	(4,621,979)
Total gross sales	24,846,676	27,442,893	(2,596,217)
Discounts, rebates
and slotting fees	(3,406,632)	(3,241,337)	(165,295)
Net sales	$21,440,044	$24,201,556	$(2,761,512)

Gross sales for the nine months ended November 30, 2008 were $24,846,676 compared to $27,442,893 for the first nine months of the previous year, representing a decrease of 9.5% . The decrease of $2,596,217 in gross sales for the nine months ended November 30, 2008 was the net result of the following:

  increased revenues, before the U.S. dollar exchange impact, of $1,984,195 from bottling operations;
  higher reported sales from the effects of U. S. dollar exchange rates of $355,742; offset by, lower sales of the Company’s own branded beverage products of $95,696;
  lower sales of licensed brands in the amount of $4,286,327 due to the termination of two distribution agreements; and
  lower sales of food products of $554,131.

Discounts, rebates and slotting fees for the nine months ended November 30, 2008 increased $165,295, as a result of increased promotions of the Company’s beverage brands, before the U. S. dollar exchange impact, in the amount of $468,730, offset by decreased discounts on food products in the amount of $4,004, lower discounts for beverage products licensed to the Company in the amount of $236,505, lower volume rebates in the amount of $47,315, and lower reported discounts from the effects of U. S. dollar exchange rates of $15,611.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2008	November 30, 2007	Change
Bottling plant	$1,238,132	$1,481,503	$(243,371)
Distribution and
other	2,476,304	3,984,231	(1,507,927)
Total	$3,714,436	$5,465,734	$(1,751,298)

Cost of sales for the quarter ended November 30, 2008 was $3,714,436 compared to $5,465,734 for the same quarter of the previous year, representing a decrease of 32%. The decrease was the net result of the following:

  increased cost of sales of food products, before the U.S. dollar exchange impact, of $160,500; offset by, decreased cost of sales of $33,933 related to bottling operations;
  lower cost of sales of the Company’s own branded beverage products of $873,794;
  lower cost of sales of licensed brands in the amount of $348,796 mostly due to the termination of a water distribution agreement;
  lower reported cost of sales from the effects of U. S. dollar exchange rates of $655,275.

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2008	November 30, 2007	Change
Bottling plants	$4,507,190	$4,456,776	$50,414
Distribution and
other	9,893,834	13,885,104	(3,991,270)
Total	$14,401,024	$18,341,880	$(3,940,856)

Cost of sales for the nine months ended November 30, 2008 was $14,401,024 compared to $18,341,880 for the first nine months of the previous year, representing a decrease of 21.5% . The decrease was the net result of the following:

  increased cost of sales, before the U.S. dollar exchange impact, of $24,347 from bottling operations;
  higher reported cost of sales from the effects of U. S. dollar exchange rates of $323,849; offset by, lower cost of sales of the Company’s own branded beverage products of $739,066;
  lower cost of sales of licensed brands in the amount of $3,155,933 due to the termination of two distribution agreements; and
  lower cost of sales of food products of $394,053.

Margin

	Quarter ended	Quarter ended
Margin	November 30, 2008	November 30, 2007	Change
Bottling Plant	$1,286,554	$1,030,362	$256,192
Distribution and other	391,440	951,678	(560,238)
Total	$1,677,994	$1,982,040	$(304,046)
Margin percentage	31.1%	26.6%	4.5%

Margin for the quarter ended November 30, 2008 was $1,677,994 compared to $1,982,040 for the same quarter of the previous year, representing a decrease in gross margin of 15.3% . However, margin as a percentage of sales increased 4.5% over the same quarter of the prior year. The decrease in margin of $304,046 was the net result of the following:

  increased margin, before the U.S. dollar exchange impact, of $401,853 from bottling operations; offset by, lower margin from sales of food products of $78,723;
  lower margin from sales of the Company’s own branded beverage products of $119,506;
  lower margin from sales of licensed brands in the amount of $203,994 mostly due to the termination of a water distribution agreement;
  lower reported sales from the effects of U. S. dollar exchange rates of $303,676.

The improvement in margin as a percentage of sales over the same quarter of the prior year is largely the result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant which was partially offset by reduced margins in food and branded beverage products.

	Nine months ended	Nine months ended
Margin	November 30, 2008	November 30, 2007	Change
Bottling Plants	$5,230,078	$3,209,251	$2,020,827
Distribution and other	1,808,942	2,650,425	(841,483)
Total	$7,039,020	$5,859,676	$1,179,344
Margin percentage	32.8%	24.2%	8.6%

Margin for the nine months ended November 30, 2008 was $7,039,020 compared to $5,859,676 for the first nine months of the previous year, representing an increase in margin as a percentage of sales of 8.6% . The increase in margin of $1,179,344 was the net result of the following:

  increased margin, before the U.S. dollar exchange impact, of $2,007,163 from bottling operations;
  higher reported margin from the effects of U. S. dollar exchange rates of $47,504;
  higher margin from the sale of the Company’s own branded beverage products of $174,640; offset by, lower margin from sales of licensed brands in the amount of $893,889 due to the termination of two distribution agreements; and
  lower margin from sales of food products of $156,074.

On a percentage basis, margin for the nine months ended November 30, 2008 increased by 20% over the same period in the prior year, largely as a result of more efficiency in bottling resulting from the closure of the Richmond plant in April 2007 and line improvements in the Edmonton plant, that were partially offset by higher discounts, rebates and slotting fees as a percentage of gross sales.

Selling, General and Administration Expenses

Selling, general and administration expenses for the quarter ended November 30, 2008 were $2,015,062 compared to $3,379,465 for the same quarter of the previous year representing a decrease of 40.4% . The decrease of $1,364,403 is the effect of:

  lower selling and marketing costs, before the U. S. dollar exchange impact, of $931,418;
  lower administration costs of $73,304;
  lower bottling plant expenses of $43,936;
  lower warehousing costs of $15,397; and
  lower reported selling, general and administration costs from the effects of U. S. dollar exchange rates of $300,348.

Selling, general and administration expenses for the nine months ended November 30, 2008 were $7,603,349 compared to $9,786,945 for the first nine months of the previous year representing a decrease of 22.3% . The decrease of $2,183,596 is the net effect of:

  an increase in warehousing costs, before the U. S. dollar exchange impact, of $63,765; and
  higher reported selling, general and administration costs from the effects of U. S. dollar exchange rates of $62,221; offset by, lower selling and marketing costs of $1,332,574;
  lower administration costs of $455,882;

  lower costs in the nine months ended November 30, 2008 as compared to the same period of the prior year due to plant relocation costs in the amount of $363,413 in the nine months ended November 30, 2007 that were non-recurring; and
  a decrease in bottling plant expenses of $157,713.

Other Expenses and Income:

For the quarter ended November 30, 2008 amortization of property, plant and equipment decreased as compared to the same quarter in the prior year due to the effects of U. S. dollar exchange rates. Amortization was higher in Canadian dollars due to additions of equipment in the bottling plant to improve plant efficiencies. For the nine months ended November 30, 2008 amortization of property, plant and equipment was higher than the same period of the prior year for the reasons mentioned above.

In the quarter ended November 30, 2008, interest on long-term debt decreased from $103,398 to $67,456 due to lower interest rates on variable interest rate debt and the effect of U. S. dollar exchange rates, partially offset by higher average borrowing levels from capital leases for the bottling plant equipment mentioned above. Interest on current debt decreased from $35,356 to $29,736 due to lower average borrowing levels, lower interest rates on the Company’s operating line of credit, and the effect of U.S. dollar exchange rates.

In the nine months ended November 30, 2008, interest on long term debt decreased from $273,978 to $242,449 due to lower interest rates on variable interest rate debt, partially offset by higher borrowing levels from the capital leases mentioned above. Interest on current debt decreased from $145,693 to $108,459 due to lower average borrowing levels and lower interest rates on the Company’s operating line of credit.

For the quarter ended November 30, 2008, the Company recorded other income of $3,967 from interest on government treasury bills compared to $50,508 in the same quarter of the prior year on short-term securities. For the nine months ended November 30, 2008 the Company recorded interest income of $29,821 from interest on government treasury bills and short-term securities compared to $61,942 in the same period of the prior year on short-term securities.

For the quarter ended November 30, 2008, the Company recorded a loss on contract settlement in the amount of $267,697 related to the early termination of a warehouse lease.

For the nine months ended November 30, 2007, the Company recorded other income of $1,226,506 related to the termination of the Hansen’s contract.

For the quarter ended November 30, 2008, the Company recorded a net gain on sale of assets in the amount of $259,409, resulting from a gain on the sale of its spring site, to a company with a director in common with the Company, in the amount of $264,163 that was partially offset by a loss on disposal of vehicles and office equipment in the amount of $4,754.

For the nine months ended November 30, 2008, the Company recorded a net gain on sale of assets in the amount of $239,514, resulting from a gain on the sale of its spring site, to a company with a director in common with the Company, in the amount of $264,163 that was partially offset by a loss on disposal of vehicles and office equipment in the amount of $24,649. For the nine months ended November 30, 2007, the Company recorded a loss on sale of assets in the amount of $48,554 on disposal of vehicles and office equipment.

For the quarter ended November 30, 2008, the Company recorded a mostly non-cash income tax recovery of $139,289 corresponding to operating losses in the Canadian operating entities, compared to $31,000 in the corresponding quarter of the prior year. For the nine months ended November 30, 2008, the Company recorded a mostly non-cash income tax recovery of $143,933 corresponding to operating losses in the Canadian operating entities, as compared to $330,668 in the nine months ended November 30, 2007. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	November 30		August 31		May 31		February 29/28
	2008	2007	2008	2007	2008	2007	2008	2007
Net sales / operating revenue	$ 5,392,430	$ 7,447,774	$ 7,892,456	$ 7,216,071	$ 8,155,159	$ 9,537,711	$ 6,920,119	$8,725,111
Net loss	$ (465,239)	$(1,642,819)	$ (282,793)	$(1,458,592)	$(555,911)	$ (185,081)	$(2,128,269)	$ (3,555,670)
Net loss per share	($0.02)	($0.08)	($0.01)	($0.08)	($0.03)	($0.01)	($0.11)	($0.23)
Net loss per share, diluted	($0.02)	($0.08)	($0.01)	($0.08)	($0.03)	($0.01)	($0.11)	($0.23)

In all quarters, loss before extraordinary items and loss per share before extraordinary items are the same as net loss and net loss per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

Cash flows

Cash provided by	Three months ended	Three months ended
(used in):	November 30, 2008	November 30, 2007	Change
Operating activities	$(694,251)	$(316,187)	$(378,064)
Investing activities	230,504	(709,499)	940,003
Financing activities	$(318,093)	$953,326	$(1,271,419)

The decrease in cash from operating activities for the three months ended November 30, 2008 as compared to the quarter ended November 30, 2007 was the result of less cash utilized to fund operating losses in the amount of $776,714 due to improved operating performance, offset by less cash generated from non-cash operating working capital items of $1,154,778. In the quarter ended November 30, 2008, cash was utilized to fund accounts receivable in the amount of $854,292, mostly due to an invoice processing delay from a major customer that was resolved in December. Cash was also utilized to reduce accounts payable and accrued liabilities in the amount of $136,748 due to normal seasonal volume reductions. Seasonal inventory reductions generated $731,661 and prepaid expense reductions generated $210,153, due to amortization of slotting fees, prepaid insurance premiums and prepaid property taxes. In the quarter ended November 30, 2007 the Company generated cash from the seasonal reduction of accounts receivable in the amount of $541,801, the seasonal reduction of inventory in the amount of $87,883, the reduction of prepaid expenses in the amount of $80,965 and an increase in accounts payable of $394,903.

In the quarter ended November 30, 2008, the Company generated cash from the sale of assets in the amount of $415,571 resulting from the sale of its spring site in the amount of $382,078 and the sale of vehicles in the amount of $33,493. The Company utilized cash for the purchase of equipment for the bottling plant in the amount of $179,467 and office equipment in the amount of $5,600. In the quarter ended November 30, 2007 the Company utilized $694,135 for the purchase of equipment for the bottling plant and $15,364 for the purchase of office equipment.

The Company decreased bank indebtedness by $68,833 in the quarter ended November 30, 2008 compared to an increase of $1,051,781 in the same quarter of the prior year.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2008	November 30, 2007	Change
Operating activities	$(1,581,315)	$(2,864,723)	$1,283,408
Investing activities	(162,344)	(1,703,207)	1,540,863
Financing activities	$89,567	$8,720,637	$(8,631,070)

The decrease in cash utilized in operating activities for the nine months ended November 30, 2008 as compared to the nine months ended November 30, 2007 was the result of less cash utilized to fund operating losses in the amount of $1,921,181 due to improved operating performance offset by more cash utilized for non-cash operating working capital items of $637,773. In the nine months ended November 30, 2008, cash was utilized to fund accounts receivable, partially due to an invoice processing delay from a major customer that was resolved in December, compared to cash generated from accounts receivable in the same period of the prior year. Cash was utilized in the payment of prepaid expenses in the nine months ended November 30, 2008 compared to a reduction in prepaid expenses in the same period of the prior year mostly due to prepaid slotting fees.

The use of cash for investing activities in the nine months ended November 30, 2008 was primarily for the purchase of equipment for the bottling plant in the amount of $532,389 compared to $2,073,836 in the same period of the prior year, with the remaining amount spent on office equipment, building improvements, computers, software and vehicles. In the nine months ended November 30, 2008, the Company generated $416,163 from the sale of its spring site and other assets and in the nine months ended November 30, 2007, the Company generated $164,436 from the sale of certain equipment from the Richmond bottling plant and $235,711 from the sale of vehicles.

The difference in cash generated from financing activities over the same period of the prior year results from the share issuance in the nine months ended November 30, 2007 that was non-recurring.

Liquidity and Capital Resources

As at November 30, 2008, the Company had working capital of $734,307 and an unused portion of the revolving bank line of credit of $534,000 (the revolving line of credit has a limit of $4,446,000 ($5,500,000 Canadian) subject to the availability of eligible collateral and at November 30, 2008, the actual limit based on eligible collateral was $2,887,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at November 30, 2008.

Considering the positive working capital position, including the cash on hand at November 30, 2008, available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

On March 1, 2008, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants relating to inventories and disclosures of capital structure and financial instruments more fully described in Note 1 to the quarterly financial statements.

Related Party Transactions

Significant transactions with related parties are disclosed in the Company’s annual financial statements.

The Company reported a gain on sale of assets of $264,163 resulting from the sale of its spring site to a company with a director in common with the Company.

Disclosure of Outstanding Share Data

At January 7, 2009, the Company had 19,958,124 issued and outstanding common shares, 2,308,332 issued and outstanding stock options, of which 1,000,414 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from internal resources and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in the fiscal year ending February 28, 2009;
  anticipated capital expenditures; and
  anticipated sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.